Exhibit 99.01

DISCLOSURE OF MINE SAFETY AND HEALTH ADMINISTRATION SAFETY DATA

We operate a salt mine located in our Alagoas Complex, as discussed in “Item 4. Information on the Company—Vinyls Unit—Raw Materials of Our Vinyls Unit—Salt.” This mine uses a system of wells for salt extraction and does not expose any workers to the interior of the mine. Because the mine is located in Brazil, it is not subject to the Mine Safety and Health Administration, or MSHA, regulation under the Federal Mine Safety and Health Act of 1977, or the Mine Act.

During the 2019 fiscal year, none of our mining operations received written notice from MSHA of (i) a violation under section 104 of the Mine Act or unwarrantable failure of the mine operator to comply with section 104(d) of the Mine Act; (ii) a flagrant violation under section 110(b)(2) of the Mine Act; (iii) an imminent danger order under section 107(a) of the Mine Act; (iv) a proposed assessment under the Mining Act or (v) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of our mine health or safety hazards under section 104(e) of the Mine Act or the potential to have such a pattern.

For the 2019 fiscal year, we experienced no mining-related fatalities nor were we involved in any pending legal action before the Federal Mine Safety and Health Review Commission involving our mine.

Braskem’s mining operations in the State of Alagoas hold an environmental license issued by the state’s environmental protection agency valid through 2022 and are grounded in mining law formalized by the Mining Concession awarded by the Federal Government. In view of the summarized report issued by the CPRM, an agency of the Ministry of Mines and Energy, on May 8, 2019, the salt extraction wells that were the object of the environmental licenses had their activities suspended by the State of Alagoas’ environmental agency and the Brazilian National Mining Agency (the regulatory and oversight agency for mining activities) ordered the cessation of mining activities on May 9, 2019.